FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of April 2010.

Total number of pages: 12

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Notice Concerning a Share Exchange Agreement to Make Nidec Servo Corporation a Wholly Owned Subsidiary of Nidec Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on April 26, 2010 in Kyoto, Japan

Notice Concerning a Share Exchange Agreement to Make Nidec Servo Corporation a Wholly Owned Subsidiary of Nidec Corporation

Nidec Corporation (“Nidec”)(NYSE:NJ) and Nidec Servo Corporation (“Nidec Servo”) announced today that, at their respective board meetings held today, Nidec and Nidec Servo have decided to enter into a share exchange transaction (the “Share Exchange”) to make Nidec Servo a wholly owned subsidiary of Nidec, and that the two companies have signed a Share Exchange Agreement, as described below.

The Share Exchange is expected to become effective on October 1, 2010 (the “Share Exchange Effective Date”), subject to approval by Nidec Servo’s shareholders at an ordinary general meeting scheduled to be held on June 18, 2010.  Nidec intends to use a simplified share exchange procedure in accordance with Article 796, Paragraph 3, of the Company Act, without obtaining the approval of its shareholders for the Share Exchange.  Nidec Servo’s stock is expected to be delisted from the Tokyo Stock Exchange prior to the Share Exchange Effective Date, and the delisting is currently expected to take effect on September 28, 2010 (the last trading date being September 27, 2010).

1.  Purpose of Making Nidec Servo a Wholly Owned Subsidiary Through the Share Exchange

Since its establishment in 1973, Nidec has been enhancing its product line-up from small motors to mid-size motors, fan motors and other products, and expanding its business not only in the IT market, but into various other markets, including the home appliance and automobile markets, with the objective of reaching the “No. 1 position in the world of comprehensive drive technology” specialized in the business of “everything that spins and moves” with a focus on motors.  Especially in the field of small precision motors, which is Nidec’s core business, Nidec has expanded its business through acquiring companies that engage in businesses where its small precision motor technology could be applied and further developed, and through successfully achieving synergies resulting from the acquisitions.  Nidec acquired a majority equity interest in Nidec Servo through a tender offer in March 2007 in order to further enhance the Nidec group’s small precision motor technology by obtaining access to Nidec Servo’s innovative, state-of-the-art technologies and analytical capabilities, which had enabled Nidec Servo to manufacture and sell Japan’s first servo motor.

Immediately thereafter, for the fiscal year ended March 31, 2008, Nidec Servo recorded the highest operating income, ordinary profit, and net income in twenty-four years, and Nidec Servo’s superior technologies and leading-edge products have since greatly contributed to the Nidec group’s performance.

Today, however, small precision motors and products that incorporate them are sold globally and, in order to compete successfully in today’s market environment, companies must have global marketing and manufacturing capabilities.  Nidec and Nidec Servo have determined that, in order for Nidec Servo to further grow its business and improve its profitability in today’s market environment, it is imperative that management decisions be made promptly and flexibly, resources be fully shared with Nidec, investments by both Nidec and Nidec Servo produce better results, and an operational structure be established where Nidec Servo is fully integrated with Nidec to achieve better performance.  Specifically, by making Nidec Servo a wholly owned subsidiary of Nidec, Nidec and Nidec Servo seek to further (1) strengthen Nidec Servo’s marketing and sales globally as well as domestically by integrating and managing Nidec Servo’s marketing and sales activities with and as part of those of Nidec and allowing Nidec Servo to use Nidec’s marketing and sales channels and access Nidec’s customers, (2) enhance the research and development capabilities of both companies through increased interaction and cooperation among their engineers, and (3) improve productivity through more efficient use of the two companies’ manufacturing facilities and space.

2.  Summary of the Share Exchange

(1)  Schedule for the Share Exchange

April 26, 2010	Board of directors’ meeting for approval of the Share Exchange (Nidec and Nidec Servo)
April 26, 2010	Execution of the Share Exchange Agreement (Nidec and Nidec Servo)
June 18, 2010 (tentative)	Ordinary general meeting of shareholders for approval of the Share Exchange (Nidec Servo)
September 27, 2010 (tentative)	Last day of trading (Nidec Servo stock)
September 28, 2010 (tentative)	Delisting (Nidec Servo stock)
October 1, 2010 (tentative)	Share Exchange Effective Date

(Note 1)

In accordance with Article 796, Paragraph 3, of the Company Act, Nidec intends to use a simplified share exchange procedure where Nidec’s shareholder approval is not required for the Share Exchange.

(Note 2)

The Share Exchange Effective Date may be changed based upon the mutual agreement of Nidec and Nidec Servo.

(2)  Method of the Share Exchange

As a result of the Share Exchange, Nidec is expected to become the parent company owning all of the outstanding shares in Nidec Servo, and Nidec Servo is expected to become a wholly owned subsidiary of Nidec.  The Share Exchange is expected to become effective on October 1, 2010, subject to approval by Nidec Servo’s shareholders at an ordinary general meeting scheduled to be held on June 18, 2010.  Nidec intends to use a simplified share exchange procedure in accordance with Article 796, Paragraph 3, of the Company Act, without obtaining the approval of its shareholders for the Share Exchange.

(3)  Details of Share Allocation in the Share Exchange

Company Name	NIDEC CORPORATION (parent company)	NIDEC SERVO CORPORATION (subsidiary to be wholly owned)
Share Exchange Ratio	1	0.0570

(Note 1)  Ratio Applied to the Allocation of Shares

For each share of Nidec Servo common stock, 0.0570 shares of Nidec common stock will be allocated.  No Nidec shares will be allocated in exchange for the 22,855,466 shares of Nidec Servo stock currently held by Nidec.

In the event of a significant change to the factors and assumptions used for calculating the ratio, the above share exchange ratio may be modified upon the agreement of Nidec and Nidec Servo.

(Note 2)  Number of Nidec Shares Allocated in the Share Exchange

Nidec expects to allocate 731,673 shares of its common stock in the Share Exchange.  Nidec intends to use shares of its common stock held in treasury, and does not intend to issue any new shares, for the Share Exchange.

Nidec Servo intends to cancel all of its treasury shares (including any treasury shares acquired from shareholders exercising their appraisal rights in connection with the Share Exchange) by resolution at a meeting of its board of directors to be held prior to the Share Exchange Effective Date.

The number of Nidec shares allocated in the Share Exchange may be modified as a result of the cancellation of treasury shares by Nidec Servo or for other reasons.

(Note 3) Treatment of Shares Constituting Less Than a Full Trading Unit

      The Share Exchange is expected to result in some shareholders holding less than one full trading unit of Nidec shares.  (One full trading unit consists of 100 shares.)  Shareholders holding less than a full trading unit of Nidec shares are unable to trade such shares on the stock exchanges.  Shareholders who hold less than a full trading unit of Nidec shares as a result of the Share Exchange may request Nidec to purchase such shares in accordance with Article 192, Paragraph 1, of the Company Act.

(Note 4)  Treatment of a Fraction of a Share

If any Nidec Servo shareholder receives a fraction of one Nidec share in the Share Exchange, Nidec intends to pay to such shareholder an amount in cash in proportion to the fraction of a Nidec share in accordance with Article 234 of the Company Act.

(4)  Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in the Share Exchange

Not applicable.

3.  Basis of Calculation for the Ratio Applied to the Allocation of Shares in the Share Exchange

(1)  Calculation Basis and Background

In order to ensure the fairness and appropriateness of the share exchange ratio to be applied in the Share Exchange, Nidec and Nidec Servo selected Deloitte Tohmatsu FAS (“Tohmatsu FAS”) and Ernst & Young Transaction Advisory Services Co., Ltd. (“E&Y TAS”) as their respective third-party advisers to calculate the exchange ratio.

Tohmatsu FAS calculated the value of Nidec and Nidec Servo using the market price method, the discount cash flow (“DCF”) method, and the stock price multiple method.  (In applying the market price method, Tohmatsu FAS used the average closing prices per share, and the weighted average trading volumes, of Nidec common stock and Nidec Servo common stock for the one-week and one-month periods ended April 21, 2010, which was the reference date for the calculation, and for the period between the day immediately following Nidec’s and Nidec Servo’s announcement of revisions to their respective earnings results on January 28, 2010, and the reference date.)

Set forth below is the number of Nidec shares to be allocated in exchange for each Nidec Servo share calculated based on each method:

Method Used	Range of Share Exchange Ratio
Market price method	0.0539 — 0.0583
DCF method	0.0521 — 0.0594
Stock price multiple method	0.0485 — 0.0587

In calculating the share exchange ratio, Tohmatsu FAS generally used information provided by both companies and information publicly available as is under the assumption that all such information was accurate and complete.  Tohmatsu FAS did not independently verify the accuracy or completeness of the information.  In addition, with regard to assets and liabilities (including contingent liabilities) of both companies and their respective affiliates, Tohmatsu FAS did not conduct an independent evaluation, appraisal or assessment, including any evaluation or analysis of each asset or liability, and did not request any such evaluation or appraisal from any third party.  Tohmatsu FAS also assumed that the financial forecasts of both companies were reasonably prepared based on management’s best estimates and judgment at the time.

E&Y TAS calculated the value of Nidec and Nidec Servo using the market price method (for the period between the day immediately following Nidec’s and Nidec Servo’s announcement of revisions to their respective earnings results on January 28, 2010, and April 21, 2010, which was the reference date for the calculation), the DCF method, and the comparable companies analysis.

Set forth below is the number of Nidec shares to be allocated in exchange for each Nidec Servo share calculated based on each method:

Method Used	Range of Share Exchange Ratio
Market price method	0.046 — 0.069
DCF method	0.039 — 0.066
Comparable companies analysis	0.052 — 0.082

In calculating the share exchange ratio, E&Y TAS generally used information provided by both companies and information publicly available as is under the assumption that all such information was accurate and complete.  E&Y TAS did not independently verify the accuracy or completeness of the information.  In addition, with regard to assets and liabilities (including contingent liabilities) of both companies and their respective affiliates, E&Y TAS did not conduct an independent evaluation, appraisal or assessment, including any evaluation or analysis of each asset or liability, and did not request any such evaluation or appraisal from any third party.  E&Y TAS also assumed that the financial forecasts of both companies were reasonably prepared based on management’s best estimates and judgment at the time.

Nidec and Nidec Servo negotiated and discussed with each other in good faith, carefully considering the above calculations, and have determined and agreed that the share exchange ratio set forth in Item 2.(3) above was reasonable and acceptable.

(2)  Relationship with the Third-Party Advisers

Neither Tohmatsu FAS nor E&Y TAS is a related party of either Nidec or Nidec Servo.  Neither Tohmatsu FAS nor E&Y TAS has any material interest in the Share Exchange.

(3)  Prospects and Reason for the Delisting

As a result of the Share Exchange, Nidec Servo is expected to become a wholly owned subsidiary of Nidec on October 1, 2010, the effective date of the Share Exchange.  Nidec Servo stock is expected to be delisted in accordance with the delisting procedures prescribed by the Tokyo Stock Exchange, effective as of September 28, 2010 (the last trading date being September 27, 2010).

After delisting, Nidec Servo shares will not be tradable on the Tokyo Stock Exchange.  Shares of Nidec stock will be allocated to all Nidec Servo shareholders, other than Nidec, pursuant to the Share Exchange Agreement, as described in Item 2.(3) above.

The purpose of the Share Exchange is as described in Item 1. above, and is not to delist Nidec Servo stock.  As a result of the Share Exchange, however, Nidec Servo stock is expected to be delisted.  In the Share Exchange, holders of Nidec Servo shares will receive shares of Nidec stock, which is listed on the Tokyo Stock Exchange, the Osaka Securities Exchange, and the New York Stock Exchange (in the form of ADS), and which can be traded on these stock exchanges after the Share Exchange.  Share liquidity is thus expected to be provided for those shareholders who hold 1,755 shares or more of Nidec Servo stock and who will receive 100 shares (constituting a full trading unit) or more of Nidec stock in the Share Exchange, to the extent that one or more trading units of Nidec shares can be traded on these stock exchanges, with any remaining shares constituting less than a full trading unit not tradable.

However, shareholders with less than 1,755 shares of Nidec Servo stock is expected to receive in the Share Exchange less than 100 shares of Nidec stock constituting less than a full trading unit.  Although such shares are not tradable on the stock exchanges, those shareholders will be able to request Nidec to repurchase the shares.  In addition, details concerning the treatment of a fraction of a share of Nidec stock received in the Share Exchange are set forth in Note 4 in Item 2.(3) above.

(4)  Measures to Ensure Fairness

Because Nidec currently holds 64.04% of the total outstanding shares of Nidec Servo stock, Nidec and Nidec Servo determined that measures should be taken to ensure the fairness of the Share Exchange.

Accordingly, in order to ensure the fairness of the share exchange ratio to be applied in the Share Exchange, Nidec requested a third-party adviser, Tohmatsu FAS, to calculate the ratio.  Nidec also negotiated and discussed with Nidec Servo in good faith, carefully considering the above calculations, and determined by resolution at a meeting of its board of directors held on April 26, 2010 to enter into the Share Exchange based on the share exchange ratio set forth in Item 2.(3) above.

In addition, Nidec engaged Oh-Ebashi LPC & Partners as its legal adviser, and received advice regarding the appropriate handling of and procedures for the Share Exchange from a legal perspective.

Tohmatsu FAS’s share exchange ratio calculation does not represent an opinion as to the fairness of the share exchange ratio for the Share Exchange.

Similarly, in order to ensure the fairness of the share exchange ratio to be applied in the Share Exchange, Nidec Servo requested a third-party adviser, E&Y TAS, to calculate the ratio.  Nidec Servo also negotiated and discussed with Nidec in good faith, carefully considering the above calculations, and determined by resolution at a meeting of its board of directors held on April 26, 2010 to enter into the Share Exchange based on the share exchange ratio set forth in Item 2.(3) above.

In addition, Nidec engaged Kikkawa Law Offices as its legal adviser, and received advice regarding the appropriate handling of and procedures for the Share Exchange from a legal perspective.

E&Y TAS’s share exchange ratio calculation does not represent an opinion as to the fairness of the share exchange ratio for the Share Exchange.

(5)  Measures to Avoid Conflicts of Interest

Mr. Shigenobu Nagamori, Chairman of the Board, President and Chief Executive Officer of Nidec, Mr. Hiroshi Kobe, Representative Director and Executive Vice President of Nidec, and Mr. Kenji Sawamura, Executive Vice President and Board Member of Nidec, concurrently serve as directors of Nidec Servo.  In addition, Mr. Masahiro Hishida, Board Member of Nidec, concurrently serves as a director of Nidec Servo.  Furthermore, Mr. Seiichi Hattori, Senior Vice President of Nidec, Mr. Tetsuo Inoue, Vice President and Board Member of Nidec, and Mr. Hideo Asahina, Corporate Auditor of Nidec, concurrently serve as corporate auditors of Nidec Servo.

In light of all the above persons holding concurrent positions, to avoid conflicts of interest, none of Messrs. Shigenobu Nagamori, Hiroshi Kobe, Kenji Sawamura and Tetsuo Inoue participated in the discussions or resolution concerning the Share Exchange by Nidec’s board of directors.  Similarly, to avoid conflicts of interest, none of Messrs. Shigenobu Nagamori, Hiroshi Kobe, Kenji Sawamura and Masahiro Hishida participated in the discussions or resolution concerning the Share Exchange by Nidec Servo’s board of directors.  In addition, Mr. Hideo Asahina did not participate in the discussions or resolution concerning the Share Exchange by Nidec’s board of directors, and did not express any opinion concerning the Share Exchange.  Similarly, none of Messrs. Seiichi Hattori, Tetsuo Inoue and Hideo Asahina participated in the discussions or resolution concerning the Share Exchange by Nidec Servo’s board of directors, or expressed any opinion concerning the Share Exchange.

4.  Overview of the Companies Party to the Share Exchange (as of March 31, 2010)

1. Company name	NIDEC CORPORATION (parent company)			NIDEC SERVO CORPORATION (subsidiary to be wholly owned)
2. Description of business	Development, manufacture and sales of small precision motors, small precision fans, and mid-size motors.			Development, manufacture and sales of consumer and industrial small motors, fans, blowers and sensors, and motor application products.
3. Date of incorporation	July 23, 1973			April 19, 1949
4. Address of head office	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto			3-93 Aioi-cho, Kiryu-shi, Gunma
5. Company representative	Shigenobu Nagamori Chairman of the Board, President and Chief Executive Officer			Takuya Tajima Representative President
6. Share Capital	66,551 million yen			2,547 million yen
7. Number of shares outstanding	145,075,080			35,691,838
8. Shareholders’ equity (consolidated)	340,309 million yen			10,070 million yen
9. Fiscal year end	March 31			March 31
10. Number of employees (consolidated)	96,482			3,562
11. Main customers	Toshiba, Hitachi Global Storage Technologies, Seagate Technology, Western Digital, Samsung Electronics			GEA, NOKIA, ELECTROLUX, Sanyo Semicon Device, Nagano Seiko
12. Primary lending banks	Bank of Tokyo-Mitsubishi UFJ, Bank of Kyoto, Sumitomo Trust and Banking			Bank of Tokyo-Mitsubishi UFJ, Mizuho Bank, Kiryu Shinkin Bank
13. Major shareholders and shareholding ratios	1.	Shigenobu Nagamori	8.24%	1.	Nidec Corporation	64.04%
	2.	The Master Trust Bank of Japan, Ltd. (Trust account)	7.40%	2.	Shigenobu Nagamori	3.64%
	3.	Japan Trustee Services Bank, Ltd. (Trust account)	7.27%	3.	Bank of New York Europe Limited Luxemburg 131800	1.96%
	4.	The Kyoto Bank Corporation	4.09%	4.	The Master Trust Bank of Japan, Ltd. (Trust account)	1.34%

5.	Nidec Corporation	3.99%	5.	Japan Trustee Services Bank, Ltd. (Trust account)	1.09%
6.	The Dai-ichi Life Insurance Co., Ltd.	3.80%	6.	CBLDN for Stichting PensioenFonds Metaal en Techniek	0.70%
7.	The Dai-ichi Life Insurance Co., Ltd.	3.04%	7.	Chuo Shoji Ltd.	0.63%
8.	The Bank of Tokyo-Mitsubishi UFJ Ltd.	2.42%	8.	Rokugo Elemec Co., Ltd.	0.57%
9.	Nippon Life Insurance Company	2.32%	9.	Nidec Servo Corporation	0.49%
10.	Meiji Yasuda Insurance Company	2.20%	10.	Yasuaki Kawai	0.48%

14. Relationship between the companies party to the Share Exchange	Capital	Nidec holds 64.04% of the outstanding shares of Nidec Servo common stock.
	Personnel	4 directors, 2 board members and 1 corporate auditor of Nidec concurrently serve as 4 directors and 3 corporate auditors of Nidec Servo, respectively.
	Business	0.08% of Nidec Servo’s sales were to Nidec. Nidec has loans outstanding to Nidec Servo.
	Relationship as related parties	Nidec Servo is a consolidated subsidiary of Nidec.

15. Financial results and financial condition for the most recent 3 fiscal years

(in millions of yen)

(Consolidated)	NIDEC CORPORATION (parent company) (U.S. GAAP)			NIDEC SERVO CORPORATION (subsidiary to be wholly owned) (Japanese GAAP)
Fiscal year ended March 31,	2008	2009	2010	2008	2009	2010
Net assets	387,770	357,687	401,531	8,303	8,414	9,418
Total assets	671,714	702,884	692,791	19,549	18,168	19,578
Net assets per share (yen)	2,204.94	2,133.27	2,443.16	233.54	236.83	258.86
Net sales	724,361	610,803	587,459	35,046	25,170	20,305
Operating income	77,397	52,015	78,342	2,053	1,182	1,372
Ordinary profit	-	-	-	1,790	1,063	1,429
Net income	41,156	28,353	51,961	1,654	680	1,376
Net income per share (yen)	284.00	197.42	373.04	46.50	19.36	38.74
Annual dividend per share (yen)	55.0	60.0	65.0	5.0	7.5	7.5

(Note)

Nidec prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The above table has been prepared in accordance with applicable Japanese disclosure practices and sets forth Nidec’s financial data as follows:

•

“Net assets” represents the sum of “shareholders’ equity” and “minority interest in consolidated subsidiaries.”

•

“Net assets per share” represents “shareholders’ equity per share.”

•

No amount is shown for “ordinary profit” since no equivalent data has been prepared in accordance with U.S. GAAP.

•

“Net income” and “net in come per share” represent “net income attributable to Nidec” and “net income attributable to Nidec per share,” respectively.

•

Pursuant to FASB Accounting Statements Codification (ASC) 205-20, “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets.”), results of discontinued operations have been reclassified retrospectively in Nidec’s consolidated financial data.

5.  Impact of the Share Exchange on Nidec Generally

The Share Exchange is expected to result in no change to Nidec’s corporate name, the address of its head offices, the name and title of its representative, its businesses, its capitalization and its financial period, as described in “4. Overview of the Companies Party to the Share Exchange” above.

The impact of the Share Exchange on Nidec’s net assets and total assets have not been determined.

6.  Outline of Accounting Treatment

The Share Exchange is expected to be treated as an acquisition of additional non-controlling interest from minority shareholders and a common control transaction.  No additional goodwill is expected to be recorded in connection with the Share Exchange because Nidec intends to treat the Share Exchange as a capital transaction in accordance with U.S. GAAP.

7.  Impact of the Share Exchange on Nidec’s Financial Results

Nidec Servo has been a consolidated subsidiary of Nidec, and the impact of the Share Exchange on Nidec’s consolidated and non-consolidated financial performance for the current fiscal year is not expected to be material.  Nidec plans to seek to further improve its overall performance by achieving more efficiency in Nidec’s and Nidec Servo’s business operations and by enhancing the collective strengths of the Nidec group.

8.  Matters Relating to Transactions with a Controlling Shareholder

The Share Exchange is expected to be treated as a transaction entered into by Nidec Servo with its parent company.  Nidec Servo has operated independently to such a degree that it has not been restricted in its business activities by its parent company, Nidec, or any other Nidec group company.  Furthermore, Nidec Servo has entered into transactions with Nidec and other Nidec group companies on terms similar to those applied to transactions with any other company without any conditions resulting from its capital relationship with Nidec.

As part of its independence in terms of its business operations as described above, Nidec Servo has made its decisions in connection with the Share Exchange in the manner described in Items 3.(4) and 3.(5) above to ensure the fairness of the Share Transaction.

Cautionary Statement Concerning Forward-Looking Information

This document contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of Nidec, Nidec Servo and other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the conditions for the contemplated transaction not being met, changes in economic environments, and the anticipated benefits of the planned transaction not being realized.  Neither Nidec nor Nidec Servo undertakes any obligation to update the forward-looking statements contained herein, nor to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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